Exhibit 1.1

KongZhong Corporation Reports Second Quarter 2016 Unaudited Financial Results

BEIJING, China- August 29, 2016-KongZhong Corporation (NASDAQ: KZ), a leading online game publisher and developer in the PRC, today announced its unaudited financial results for the second quarter of 2016.

Second Quarter 2016 Financial Highlights

●    Total revenues for the second quarter of 2016 were US$ 46.35 mn, a 9.90% decrease from the first quarter of 2016 and a 2.52% decrease from the same period last year.

●    Total gross profit was US$ 22.67 mn, a 2.60% increase from the first quarter of 2016.

●    Net income was US$3.39 mn, with diluted net income per American Depositary Shares ("ADS") was US$ 0.07.

●    Non-GAAP net income was US$ 8.21 mn, a 22.11% increase from the first quarter of 2016 and a 46.16% increase from the same period last year, with Non-GAAP diluted net income per ADS of US$ 0.17(Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures).

●    As of June 30th 2016, the Company had US$ 158.82 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 3.37 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 65.04 mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 3.47 and HK$ 10.10 per ordinary share, respectively (or US$ 9.27mn and US$ 15.70mn, respectively) as of June 30th 2016, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 4.35 and HK$ 11.44 per ordinary share, respectively (or US$ 11.63mn and US$ 17.78mn, respectively) as of March 31st 2016.

Business Highlights

●    The Company will continue to concentrate its efforts in Internet Games and Mobile games around its War Saga game platform, China's leading military genre online game platform. The Company plans to test and release additional mobile and PC games around the War Saga theme in 2016.

	Three Months Ended
	June 30,	March 31,	June 30,
	2015	2016	2016
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	47,547	51,442	46,348
Internet Games	24,461	37,014	32,929
Mobile Games	9,429	4,499	5,430
WVAS	13,657	9,929	7,989

Cost of Revenues before impairment loss on intangible assets	27,623	29,344	23,445
Internet Games	12,640	17,813	13,823
Mobile Games	4,946	4,089	3,133
WVAS	10,037	7,442	6,489
Impairment loss on intangible assets	35,210	-	230

Gross Profit (Loss)	(15,286)	22,098	22,673
Gross Margin	(32%)	43%	49%
Non-GAAP Gross Profit	19,924	22,098	22,903
Internet Games	11,821	19,201	19,106
Mobile Games	4,483	410	2,297
WVAS	3,620	2,487	1,500

Non-GAAP Gross Margin	42%	43%	49%
Internet Games	48%	52%	58%
Mobile Games	48%	9%	42%
WVAS	27%	25%	19%

Revenues

Total revenues for the second quarter of 2016 were US$ 46.35 mn, a 9.90% decrease from the first quarter of 2016 and a 2.52% decrease from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 32.93 mn in the second quarter of 2016, an 11.04% decrease from the first quarter of 2016 but a 34.62% increase from the same period last year.

For the second quarter of 2016, mainland China online game operations achieved average monthly active users (“MAUs”) of 2.41 mn and aggregated monthly paying accounts (“APAs”) of 389k with monthly average revenue per user (“ARPU”) of RMB 181.

	Three Months Ended
	June 30, 2015		March 31, 2016		June 30, 2016
MAU	1, 832	k	2,743	k	2,410	k
APA	327	k	455	k	389	k
ARPU	152		170		181

Internet game revenues made up 71.1% of total revenues in the second quarter of 2016.

Mobile Games Revenues

Total mobile game revenues were US$ 5.43 mn, a 20.69% increase from the first quarter of 2016 but a 42.41% decrease from the same period last year. The increase in mobile game revenues was due to the newly launched mobile games in the Chinese domestic market and overseas.

Total mobile game revenues made up 11.7% of total revenues in the second quarter of 2016.

WVAS Revenues

WVAS revenues were US$ 7.99mn, a 19.54% decrease from the first quarter of 2016 and a 41.50% decrease from the same period of last year.

WVAS made up 17.2% of total revenues in the second quarter of 2016.

Gross Profit

Total gross profit for the second quarter of 2016 was US$22.67 mn, but if excluding the effect of an US$0.23mn impairment loss on intangible assets, Non-GAAP gross profit was US$22.90 mn, a 3.64% increase from gross profit in the first quarter of 2016 and a 14.95% increase from Non-GAAP gross profit in the same period last year.

Total Non-GAAP gross margin was 49.4% in the second quarter of 2016 compared to Non-GAAP gross margins of 43.0% in the first quarter of 2016.

Internet Game Gross Profit

Internet game gross profit was US$ 18.88 mn, other than the effect of impairment loss on intangible assets, internet game Non-GAAP gross profit was US$ 19.11 mn, a 0.49% decrease from gross profits in the first quarter of 2016 but a 61.63% increase from Non-GAAP gross profit in the same period last year. Internet game gross margin, other than the effect of impairment loss on intangible assets, was 58.0% compared to 51.9% in the first quarter of 2016.

Mobile Game Gross Profit

Mobile games gross profit was US$ 2.30 mn, a 460.24% increase from the first quarter of 2016 but a 48.76% decrease from the same period last year. 2Q16 gross profit returned to normal operating levels compared to 1Q16 due to recognition of prepaid license fees for offline mobile games in 1Q16. Mobile games gross margin was 42.3% compared to 9.1% in the first quarter of 2016.

WVAS Gross Profit

WVAS gross profit was US$1.50 mn, a 39.69% decrease from the first quarter of 2016 and a 58.56% decrease from the same period last year. WVAS gross margin was 18.8% compared to 25.0% in the first quarter of 2016.

Operating Expenses

Total operating expenses in the second quarter of 2016 were US$18.68 mn compared to US$17.48 mn in the first quarter of 2016. The operating expenses in the second quarter of 2016 included the impairment amount of US$1.72 mn related to prepaid license fees for games that will not be launched.

Product development expenses in the second quarter of 2016 were US$ 5.61 mn compared to US$ 6.16 mn in the first quarter of 2016.

Sales and marketing expenses in the second quarter of 2016 were US$ 9.12 mn compared to US$9.07 mn in the first quarter of 2016.

General and administrative expenses in the second quarter of 2016 were US$2.23 mn compared to US$2.25 mn in the first quarter of 2016.

The Company’s total headcount in the second quarter of 2016 was 822 staff compared to 789 staff at the end of the first quarter of 2016.

Earnings

US GAAP net income and diluted income per ADS were US$ 3.39 mn and US$ 0.07, respectively. Non-GAAP net income and diluted income per ADS were US$ 8.21 mn and US$ 0.17, respectively.

Total ADS on a diluted basis outstanding during the second quarter of 2016 were 47.32mn, compared to 47.50mn outstanding during the first quarter of 2016.

For the purpose of earnings per share calculation	Number during three months ended March 31, 2016	Number during three months ended June 30, 2016
ADS (in mns)	47.10	47.10
Add: Dilution impact from options and nonvested shares	0.23	0.18
Warrants issued to business partners	0.17	0.04
ADS on diluted basis	47.50	47.32

Balance Sheet

As of June 30th 2016, the Company had US$ 158.82 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 3.37 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 65.04 mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 3.47 and HK$ 10.10 per ordinary share, respectively (or US$ 9.27mn and US$ 15.70mn, respectively) as of June 30th 2016, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 4.35 and HK$ 11.44 per ordinary share, respectively (or US$ 11.63mn and US$ 17.78mn, respectively) as of March 31st 2016.

Recent Developments

On June 29, 2015, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding proposal letter from Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$8.56 in cash per American depositary share (the “ADS”, each representing forty ordinary shares) (the “Going Private Proposal”).

On July 8, 2015, the Company announced that the Board has formed a special committee (the “Special Committee”) consisting of two independent directors, Hope Ni and Xiaolong Li, and delegated to the Special Committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the Going Private Proposal. Ms. Ni is serving as the chair of the Special Committee.

On November 3, 2015, the Company announced that the Special Committee has retained Duff & Phelps, LLC and Duff & Phelps Securities LLC as its financial advisors and Skadden, Arps, Slate, Meagher &Flom as its legal counsel in connection with its review and evaluation of the Going Private Proposal.

On August 25, 2016, the Company announced the Board received a revised non-binding proposal letter, dated August 25, 2016, from Mr. Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P., who, together with certain other parties, formed a buyer group (the "Buyer Group") to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates (the "Transaction") for US$7.18 in cash per American depositary share ("ADS", each representing forty ordinary shares), or approximately US$0.1795 per ordinary share.

The special committee of the Board (the "Special Committee"), formed to consider the original proposal by the Buyer Group, is evaluating this revised proposal with the assistance of its financial and legal advisors. The Special Committee cautions the Company's shareholders and others considering trading in the Company's securities that no decision has been made by the Special Committee or the Board with respect to the revised proposal. There can be no assurance that any definitive offer will be made, any agreement will be executed or that this or any other transaction will be approved or consummated.

The Board cautions the Company's shareholders and others considering trading in the Company’s securities that no decisions have been made by the Special Committee or the Company with respect to the Company's response to the Going Private Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other proposed transaction involving the Company, its securities and/or its assets will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other proposed transaction, except as required under applicable law.

Conference Call

KongZhong’s management will hold a conference call and live webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Monday, August 29, 2016 (7:30 AM Beijing/Hong Kong time, Tuesday, August 30, 2016)

The Company welcomes all interested parties to participate in the live conference call. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 67090787

The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until September 6, 2016(EST):

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0205, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Huawei

Public Relations

Tel.: (+86-10) 88576000

E-mail: lihuawei@kongzhong.com

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	June 30,	March 31,	June 30
	2015	2016	2016

Revenues	47,547	51,442	46,348
Cost of revenues
Cost of revenues before impairment loss on intangible assets	27,623	29,344	23,445
Impairment loss on intangible assets	35,210	-	230
Total cost of revenues	62,833	29,344	23,675
Gross profit(loss)	(15,286)	22,098	22,673

Operating expenses
Product development	6,123	6,158	5,605
Sales and marketing	8,106	9,075	9,121
General and administrative	3,178	2,250	2,230
Recognition of prepaid license fees of games	-	-	1,716
Total operating expenses	17,407	17,483	18,672

Government subsidy	326	71	121

Income(Loss) from operations	(32,367)	4,686	4,122

Interest income	1,298	2,245	2,337
Interest expense	(192)	(207)	(397)
Impairment loss on long-term investments	-	-	(1,972)
Exchange loss	(32)	(147)	(81)
Gain on sale of available-for-sale securities	1,164	19,781	-
Income(loss) before income tax expense, loss on equity method investments	(30,129)	26,358	4,009
Income tax expense	(174)	(208)	(201)
Loss on equity method investments, net of income tax	(121)	(547)	(414)
Net income(loss)	(30,424)	25,603	3,394

Earnings per ADS, basic	(0.65)	0.54	0.07
Earnings per ADS, diluted	(0.65)	0.54	0.07
Weighted average ADS outstanding (million)	46.65	47.10	47.10
Weighted average ADS used in diluted EPS calculation (million)	46.65	47.50	47.32
Net income(loss)	(30,424)	25,603	3,394
Other comprehensive income(loss)	32,402	(23,202)	(10,614)
Total comprehensive income(loss)	1,978	2,401	(7,220)
Less: Comprehensive loss attributable to non-controlling interest	-	-	(21)
Total comprehensive income(loss) attributable to KongZhong Corporation	1,978	2,401	(7,199)

KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of June 30,	As of March 31,	As of June 30,
	2015	2016	2016
Assets
Current assets
Cash and cash equivalents	61,618	66,751	64,972
Term deposits	26,094	124	124
Available-for-sale securities	84,792	29,414	24,970
Held-to-maturity securities	15,023	47,361	50,706
Accounts receivable (net)	30,898	29,146	27,357
Restricted cash	62,510	67,015	65,297
Other current assets	43,950	84,511	76,169
Total current assets	324,885	324,322	309,595

Non-current assets
Rental deposits	1,447	1,464	1,430
Intangible assets (net)	14,263	11,499	10,310
Property and equipment (net)	6,018	4,130	3,651
Long-term investments	2,042	5,940	4,611
Goodwill	90,099	85,200	82,991
Restricted cash	-	18,263	17,795
Total non-current assets	113,869	126,496	120,788
Total assets	438,754	450,818	430,383

Liabilities and Shareholders' Equity
Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $29,153, $31,099 and $21,659 as of June 30, 2015, March 31, 2016 and June 30, 2016, respectively)	29,202	31,611	21,677
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $15,474 and $15,078 as of June 30, 2015, March 31, 2016 and June 30, 2016, respectively)	49,963	65,437	65,040
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $3,233, $17,188 and $12,181 as of June 30, 2015, March 31, 2016 and June 30, 2016, respectively)	3,262	17,218	12,210
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $11,466, $16,400 and $19,426 as of June 30, 2015, March 31, 2016 and June 30, 2016, respectively)	19,300	22,134	24,691

Total liabilities	101,727	136,400	123,618

Total KongZhong Corporation shareholders’ equity	337,027	314,418	306,597
Non-controlling interest	-	-	168
Shareholders’ equity	337,027	314,418	306,765
Total liabilities and shareholders’ equity	438,754	450,818	430,383

KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Six Months Ended
	June 30,	June 30,
	2015	2016
Cash Flows From Operating Activities
Net income (loss)	(26,227)	28,997
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,539	3,062
Gain on sale of available-for-sale securities	-	(19,781)
Imputed interest on long-term liabilities	140	-
Loss on equity method investments	146	961
Share-based compensation	468	245
Impairment loss on intangible assets	35,210	230
Impairment loss on long-term investments	-	1,972
Changes in operating assets and liabilities	(15,032)	5,990
Net Cash Provided by Operating Activities	2,244	21,676

Cash Flows From Investing Activities
Purchase of term deposits	(9,989)	-
Proceeds from disposal of term deposits	815	24,881
Acquisition of equity method investment	(1,369)	-
Acquisition of cost method investment	-	(920)
Temporary advances	(3,264)	-
Purchase of held-to-maturity securities	(34,158)	(62,056)
Purchase of available-for-sale securities	(25,512)	(970)
Proceeds from disposal of available-for-sale securities	1,500	25,139
Proceeds from disposal of held-to-maturity securities	43,495	37,144
Purchase of property and equipment	(1,811)	(238)
Addition of restricted cash	(8,145)	(26,260)
Release of restricted cash	9,989	-
Loans to equity method investee	(13,500)	(15,537)
Loan repayment from third party	-	13,300
Loan repayment from equity method investee	-	6,434
Loan to related party	-	(475)
Net Cash Provided by (Used in) Investing Activities	(41,949)	442

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	433	21
Deferred payments for intangible assets	(10,396)	(10,158)
Proceeds from bank borrowing	7,534	15,324
Net Cash Provided by (Used in) Financing Activities	(2,429)	5,187

Effect of foreign exchange rate changes	(1,341)	(637)

Net increase (decrease) in Cash and Cash Equivalents	(43,475)	26,668
Cash and Cash Equivalents, Beginning of Period	105,093	38,304
Cash and Cash Equivalents, End of Period	61,618	64,972

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of gross profit, net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP gross profit excludes, as applicable, impairment loss on intangible assets. In addition, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, gain on sale of available-for-sale securities, impairment of intangible assets, investment impairment loss, as well as recognition of prepaid license fees for games are adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2015	2016	2016

GAAP gross profit (loss)	(15,286)	22,098	22,673
Impairment loss on intangible assets	35,210	-	230
Non-GAAP gross profit	19,924	22,098	22,903

GAAP net income	(30,424)	25,603	3,394
Share-based compensation	234	122	122
Gain on sale of available-for-sale securities	-	(19,781)	-
Amortization of intangibles	599	782	779
Impairment loss on intangible assets	35,210	-	230
Investment impairment loss	-	-	1,972
Recognition of prepaid license fees for games	-	-	1,716
Non-GAAP net income	5,619	6,726	8,213

Weighted average ADS used in diluted EPS calculation (million)	47.10	47.50	47.32
Non-GAAP diluted net income per ADS	0.12	0.14	0.17